September 16, 2025

Lulu Xing
Chief Executive Officer
Xpand Boom Technology Inc.
18th Floor, Block B
Yuanlun Building, No. 350 Qifei Road
Binjiang District, Hangzhou City
People's Republic of China

Bin Xiong
Chief Executive Officer
HZJL Cayman Ltd
18th Floor, Block B
Yuanlun Building, No. 350 Qifei Road
Binjiang District, Hangzhou City
People's Republic of China

       Re: Xpand Boom Technology Inc.
           Amendment No. 1 to Registration Statement on Form F-4
           Filed September 8, 2025
           File No. 333-289591
Dear Lulu Xing and Bin Xiong:

     We have reviewed your amended registration statement and have the following comment(s).

        Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe a comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

       After reviewing any amendment to your registration statement and the information you provide in response to this letter, we may have additional comments. Unless we note otherwise, any references to prior comments are to comments in our July 14, 2025 letter.
 September 16, 2025
Page 2
Amendment No. 1 to Registration Statement on Form F-4
Summary of the Proxy Statement/Prospectus
Dilution, page 20

1. Please update the SPAC dilution disclosures here and elsewhere in the filing to start with the SPAC's net tangible book value as of the most recent SPAC balance sheet date (i.e., June 30, 2025). Also, disclose how you computed the $1.862 million decrease in net tangible book value for payment of offering costs. If it relates to the cash payment of $1.869 million in deferred underwriting compensation recorded as a liability on the SPAC's June 30, 2025 balance sheet, also tell us how this transaction would have an impact on the SPAC's net tangible book value. If this transaction relates to offering costs not on the SPAC's balance sheet as of June 30, 2025, also explain in detail.
Selected Historical Financial Information of Rising Dragon, page 175

2. The income statement data for the period from March 8, 2024 (inception) through
       June 30, 2024 is not consistent with the information presented on page
F-3.
       Additionally, in the statement of cash flow data, the cash at end of period for the period from March 8, 2024 (inception) through December 31, 2024 is inconsistent with the corresponding amount on page F-21. Please revise accordingly. Please contact Blaise Rhodes at 202-551-3774 or Rufus Decker at
202-551-3769 if
you have questions regarding comments on the financial statements and related matters. Please contact Kate Beukenkamp at 202-551-3861 or Donald Field at 202-551-3680
with any other questions.



                                                            Sincerely,

                                                            Division of
Corporation Finance
                                                            Office of Trade &
Services
cc:   David J. Levine
      Yu Wang